[redacted]

12025094

Received SEC

FEB 21 2012

Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

No Act
PE 1/26/12

DIVISION OF
CORPORATION FINANCE

February 21, 2012

Scott H. Richter
LeClairRyan
scott.richter@leclairryan.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-21-12

Re: Fauquier Bankshares, Inc.
Incoming letter dated January 26, 2012

Dear Mr. Richter:

This is in response to your letter dated January 26, 2012 concerning the shareholder proposal submitted to Fauquier Bankshares by David M. van Roijen. We also have received a letter from the proponent dated January 30, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: David M. van Roijen
*** FISMA & OMB Memorandum M-07-16 ***

February 21, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Fauquier Bankshares, Inc.
Incoming letter dated January 26, 2012

The proposal seeks to have the company "annually buy back shares commensurate to any shares granted directly or through the exercise of options by officers and directors in order to offset any equity compensation dilution."

There appears to be some basis for your view that Fauquier Bankshares may exclude the proposal under rule 14a-8(i)(7), as relating to Fauquier Bankshares' ordinary business operations. In this regard, we note that the proposal relates to the implementation and particular terms of a share repurchase program. Accordingly, we will not recommend enforcement action to the Commission if Fauquier Bankshares omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Fauquier Bankshares relies.

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DAVID M. VAN ROIJEN

*** FISMA & OMB Memorandum M-07-16 ***

January 30, 2012

RECEIVED
2012 FEB -6 PM 3:21
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street N.E.
Washington, D.C. 20549

Re: Fauquier Bankshares Inc.

Dear Sirs;

I have received notice of the Fauquier Bankshares, Inc. intention to omit my shareholder proposal from its proxy. As I understand their argument and objection, the directors and officers believe the statement interferes with the fundamental management of the bank and seeks to ' micro-manage' the company. I have met with the Chairman of the Board to explain that this is not the intent; I sought to inform shareholders and ask them to offer an advisory opinion to the Board. The sweeping objection and broad interpretation of the law could be used to preclude all shareholder proposals. The merits and facts ought to be carefully examined before excluding any form of this proposal.

I indicated that the bank's previously announced buy-back fit nicely with the proposal, thus the bank was not changing it's management plans. Second, the bank was not being required to issue shares to officers and directors (diluting shareholders' interests) they could pay cash. The Chairman indicated that he did not object to buying back stock and understood the dilution issue. I believe that we both agreed that the purchase of shares below book value was a good action by the bank. It is my understanding that the bank felt it's high capital levels might not be adequate in the future and did not want to have to raise its capital level and buy-back shares. Again it should be indicated that the bank is not required to issue shares to officers and directors. Further, with an appreciation of the bank's need for a more flexible wording, I proposed in the attached email: "The Company recognizes that the issuance of shares to directors and officers is a dilution of shareholders' interests. Therefore, the Company intends when possible and appropriate to buyback shares equal to the number distributed to directors and management and will annually report such progress." The last communication I received indicated that the 80 day rule prevented further discussion and as such the Bank needed to reject the proposal on legal grounds.

I do not believe that this proposal in any way interferes with the fundamental management of the Bank or attempts to 'micro-manage' the company. Clearly, an advisory form of the proposal could be included in the proxy with the Bank instructing shareholders to vote against it with these two arguments as a defense and all sides would be well served. Please allow the shareholders to be informed and to express their view. Thank you.

Most Sincerely,

David van Roijen

proxy proposal

From:	David *** FISMA & OMB Memorandum M-07-16 ***
To:	randy.ferrell@fauquierbank.com
Cc:	Jay Adams <jayadams@bowmanco.com>
Subject:	proxy proposal
Date:	Jan 22, 2012 3:57 PM

Dear Mr. Ferrell,

Mr. Adams kindly forwarded your proposed wording to resolve my proxy proposal. I believe that we are all on the same page and hope that you find my version of wording to be included in the proxy statement clear, simple and in the shareholders' and the bank's interests as it will eventually solve the dilution issue, increase earnings per share as well as provide some liquidity for the stock.

I propose: The Company recognizes that the issuance of shares to directors and officers is a dilution of shareholders' interests. Therefore, the Company intends when possible and appropriate to buyback shares equal to the number distributed to directors and management and will annually report such progress.

I believe that unless I am unaware of special bank issues that the two sentences above do not require the bank to spend shareholder money on an attorney and are in the bank's best interests. Thank you for your consideration.

Most Sincerely,

David van Roijen

LeCLAIRRYAN

January 26, 2012

Via Electronic Mail (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Fauquier Bankshares, Inc. – Omission of Shareholder Proposal by David M. van Roijen Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of Fauquier Bankshares, Inc., a Virginia corporation (the "Company"), we are filing this letter under Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intent to omit a shareholder proposal submitted by Mr. David M. van Roijen (the "Proponent") from the Company's proxy materials for its 2012 annual meeting of shareholders (the "2012 Proxy Materials").

The Proponent submitted his shareholder proposal on December 16, 2011 (the "Proposal"). A copy of the Proposal is attached hereto as Exhibit A. For the reasons described below, the Company respectfully requests that the Commission's Division of Corporation Finance not recommend that enforcement action be taken by the Commission against the Company if the Company excludes the Proposal from its 2012 Proxy Materials.

Pursuant to Rule 14a-8(j) of the Exchange Act, this letter is being submitted no less than 80 days before the Company files its definitive 2012 Proxy Materials with the Commission, which it expects to do on April 16, 2012. To the extent that any reasons for omission stated in this letter are based on matters of Virginia law, this letter will serve as supporting opinion of counsel pursuant to Rule 14a-8(j)(2)(iii).

The Company is sending a copy of this letter to the Proponent. Please be advised that the Company has agreed to forward promptly to the Proponent any response from the Division of Corporation Finance to this no-action request that is transmitted by electronic mail or facsimile to the Company only.

E-mail: scott.richter@leclairryan.com
Direct Phone: 804.343.4079
Direct Fax: 804.783.7621

951 East Byrd Street, Eighth Floor
Richmond, Virginia 23219
Phone: 804.783.2003 \ Fax: 804.783.2294

I. TEXT OF THE PROPOSAL

The text of the Proposal is as follows:

"I hereby propose that the company annually buy back shares commensurate to any shares granted directly or through the exercise of options by officers and directors in order to offset any equity compensation dilution."

II. GROUNDS FOR EXCLUSION

A. The Proposal may be omitted pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations

Rule 14a-8(i)(7) allows a company to omit a shareholder proposal from its proxy materials if the proposal concerns a matter relating to the company's ordinary business operations. The Commission stated in its release accompanying the 1998 amendments to Rule 14a-8 that the general underlying policy of the ordinary business exclusion is "consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder's meeting." SEC Release No. 34-40018 (May 21, 1998). In the release, the Commission also described the principal considerations for the ordinary business exclusion:

> "The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. . . .
>
> "The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. . . ."

The Company is a one bank holding company that engages in business primarily through The Fauquier Bank, a Virginia state-chartered bank and wholly-owned subsidiary of the Company. The primary federal bank regulatory agency for the Company and The Fauquier Bank is the Board of Governors of the Federal Reserve System. The deposits at The Fauquier Bank are insured by the Federal Deposit Insurance Corporation.

The Company's share repurchase program is part of its overall capital management activities. In the course of its ordinary business operations the Company manages risks, whether they are the credit risks of borrowers, the liquidity risks of deposits, or the reputational and other risks associated with the Company's financial well being. A shareholder proposal such as the Proposal would, if implemented, impede the Company's ability to access equity capital and its ability to grow equity capital, and has the potential to impede the Company's business operations by exacerbating these risks. As a regulated financial institution, the Company is required to conduct its operations in a safe and sound manner, and to prudently manage its equity capital to withstand the impact that economic and other factors have on its operations. The Company must maintain its financial strength in order to be perceived by its customers and banking regulators as a strong, vibrant financial institution. Decisions with respect to capital management activities are made after management has carefully reviewed and analyzed the impact of a proposed action on the Company's financial condition, bearing in mind business operational factors. Such review and analysis requires complex and detailed information and knowledge about the Company's financial forecasts and current and long-term business plans, information which is not generally available to shareholders. Accordingly, the Company does not believe the Proposal is appropriate for shareholder action.

The Commission has consistently taken the position that proposals relating to the mechanics or implementation of a share repurchase program are matters that relate to a company's ordinary business operations, and are therefore excludable under Rule 14a-8(i)(7).

In *Lucent Technologies* (November 16, 2000), a proposal was submitted to have shareholders vote on whether the company should have a share repurchase program requiring repurchases that negate dilution from shares issued under employee plans. The Commission concurred with the company's position to exclude the proposal under Rule 14a-8(i)(7), noting that "[t]here appears to be some basis for your view that Lucent may exclude the proposal under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., implementing a share repurchase program)." *See also, Vishay Intertechnology, Inc.* (March 23, 2009) (proposal requiring the offer to repurchase and cancel class B shares in exchange for company's publicly traded securities); *Ryerson, Inc.* (April 6, 2007) (proposal seeking to establish specified criteria for conducting stock repurchases); *Medstone International, Inc.* (May 1, 2003) (proposal requiring the repurchase of a certain amount of shares at no more than a certain price); *Apple Computer, Inc.* (March 3, 2003) (proposal establishing specified procedures for the design and implementation of share repurchase program); *Pfizer, Inc.* (February 4, 2005) (proposal requiring a vote on whether the company should increase its dividend rather than repurchase $5 billion of its shares in the open market); *Ford Motor Co. (Adamian)* (March 28, 2000) (proposal requesting the board to institute a program to buy back $10 billion of stock); *LTV Corporation* (February 15, 2000) (proposal requesting implementation of a specific share repurchase program); *Food Lion, Inc.* (February 22, 1996) (proposal to amend a stock repurchase plan to expand the amount of stock repurchased); *The Clothestime, Inc.* (March 13, 1991) (proposal to repurchase common stock in the open market).

Because the Proposal relates to the mechanics or implementation of a share repurchase program, and therefore the conduct of the Company's ordinary business operations, the Company believes it may be omitted from the 2012 Proxy Materials under Rule 14a-8(i)(7).

B. The Proposal may be omitted pursuant to Rule 14a-8(i)(1) because it is not a proper subject for action by shareholders under Virginia law

Rule 14a-8(i)(1) states that a company may exclude a proposal if it is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. The note to paragraph (i)(1) further provides that "some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders."

The Company was incorporated in Virginia and is governed by the Virginia Stock Corporation Act (the "VSCA"). Section 13.1-673B of the VSCA states that "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation or in an agreement authorized under § 13.1-671.1." The Company's Articles of Incorporation, as amended, do not contain any limitation on the power and authority of the board of directors to manage the affairs of the

Company. The Company's Bylaws, as amended, affirmatively state that "[t]he property, affairs and business of the Corporation shall be managed by the Board of Directors, and, except as otherwise expressly provided by law, the Articles of Incorporation or these By-laws, all of the powers of the Corporation shall be vested in such Board."

If implemented, the Proposal would require the Company's board of directors to annually repurchase shares to offset any dilution that results from shares granted to officers and directors as equity compensation. This requirement would usurp the power of the board of directors to manage the business and affairs of the Company, as required by Virginia law and the Company's Bylaws, and vest such power in the Company's shareholders. Accordingly, the Company believes that the Proposal may be excluded under Rule 14a-8(i)(1).

C. The Proposal may be omitted pursuant to Rule 14a-8(i)(2) because the Proposal, if implemented, would cause the Company to violate Virginia law

Rule 14a-8(i)(2) states that a proposal may be excluded if the proposal, if implemented, would cause the company to violate any state, federal or foreign law to which it is subject. As noted above, pursuant to Section 13.1-673B of the VSCA, the Company's board of directors has general authority to manage the business and affairs of the Company. In addition, Section 13.1-690A of the VSCA requires each of the Company's directors to "discharge his duties as a director, including his duties as a member of a committee, in accordance with his good faith business judgment of the best interests of the corporation."

The Proposal, if implemented, would require mandatory repurchases of shares and would therefore restrict the ability of the Company's board of directors to use good faith business judgment in managing the business and affairs of the Company as required by Section 13.1-690A of the VSCA. In the event that the board of directors concluded in the exercise of its good faith business judgment that retaining capital rather than repurchasing shares was in the best interests of the Company, the Proposal would require the board of directors to act in violation of Section 13.1-690A of the VSCA. Accordingly, the Company believes that the Proposal may be excluded under Rule 14a-8(i)(2).

III. CONCLUSION

For the reasons discussed above, the Company believes the Proposal may be omitted from its 2012 Proxy Materials (a) under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations, (b) under Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by shareholders under Virginia law, and (c) under Rule 14a-8(i)(2) because the Proposal, if implemented, would cause the Company to violate Virginia law.

The Company hereby respectfully requests that the Commission's Division of Corporation Finance not recommend that enforcement action be taken by the Commission against the Company if the Company excludes the Proposal from its 2012 Proxy Materials.

Should you disagree with the Company's position, or if any additional information is desired in support of the Company's position, we would appreciate an opportunity to confer with you before the issuance of a response. If you have any questions or need additional information, please feel free to call me at (804) 343-4079.

Sincerely,

Scott H. Richter

Enclosures

cc: David M. van Roijen
Randy K. Ferrell, Fauquier Bankshares, Inc.
Eric P. Graap, Fauquier Bankshares, Inc.

Exhibit A

DAVID M. VAN ROIJEN

*** FISMA & OMB Memorandum M-07-16 ***

Board of Directors
Fauquier Bank
10 Courthouse Square
P.O. Box 561
Warrenton, Virginia 20188

Re : 14a-8 shareholder proposal

Dear Sirs;

As permitted, I would like to recommend a proposal for the next shareholder proxy. I am a "record" holder of your securities and have been so continuously for at last a year and will continue to hold those securities through the date of the next shareholder meeting.

I hereby propose that the company annually buy back shares commensurate to any shares granted directly or through the exercise of options by officers and directors in order to offset any equity compensation dilution.

In support of this proposal it shall be indicated that the Bank's issuance of shares has for compensation to officers and directors has increased the number of shares outstanding in each of the the past four years diluting existing shareholder positions.

I would like to thank you for considering this proposal and should you have any questions or problems that you would like to discuss, please feel free to contact me directly.

Most Sincerely,

David van Roijen